Exhibit 99.3

Appointment of New Directors

(1)	Resignation of Outside Directors

Four outside directors of the Company resigned on March 31, 2006. Details concerning such directors are set forth below.

Name	Current Position	Term of office	Resignation date (Date of AGM resolution)

Yasushi Kotani	* Independent Director	• Commencement date:	March 31, 2006
	* Member of the following committees:	September 21, 2005
	- Audit Committee	• Termination date:
	- Director Nomination Committee and	March 31, 2006
- Compensation Committee

Joon Hee Won	* Independent Director	• Commencement date:	March 31, 2006
	* Chairman of the Audit Committee	September 21, 2005
• Termination date:
March 31, 2006

Jae Young Lee	* Independent Director	• Commencement date:	March 31, 2006
	* Member of the following committees:	September 21, 2005
	- Audit Committee	• Termination date:
	- Director Nomination Committee and	March 31, 2006
- Compensation Committee

Eiji Deyama	* Independent Director	• Commencement date:	March 31, 2006
	* Member of the following committees:	September 21, 2005
	- Director Nomination Committee and	• Termination date:
	- Compensation Committee member	March 31, 2006

(2)	Newly Appointed Directors

Four new directors of the Company were appointed on March 31, 2006. Details concerning such directors are set forth below.

Name	Experience	Remarks

James Jinho Chang	Seoul National University, BA in Social Science (1987)	Outside Director
University of Texas at Austin, Master of Professional Accounting (1990)
Harvard Business School, MBA (1993-1994)
Harvard University, Doctor of Business Administration (1999)
University of Pennsylvania, The Wharton School, Assistant Professor (1998-2000)
Yonsei School of Business, Associate Professor (2001-Present)
SBSi, CFO (2000-2001); SBSi, Adviser (2001-Present)
KSE, Corporate Governance Service, Research Fellow (2001-Present)
KPMG Peat Marwick, Los Angeles, Senior Associate (1990-1993)
The State of California, AICPA (1993)

Jungil Lee	Yonsei University, LL.B. (1984)	Outside Director
Seoul National University, LL.M.(Commercial Law, 1990)
University of Washington, LL.M.(1990)
Southwestern University, J.D.(1992)
Daesung International Law Office, Representative Attorney (2003-Present)
National Intelligence Service, Counsel (2004)
PyeongHwa Automotive, Outside Director (2002)
Hanyang International Patent & Law Office, Partner Attorney (2000)
Williams, Kastner & Gibbs, Adviser for Int. Trade (1988)
The Korean Bar Examination (1983), The Juridical Research and Training Institute (15th)

Yongho Park	Yonsei University, BA in Economics (1977)	Outside Director
Thunderbird, MIM, International Management (1979)
Valmore Partners, Chairman (Present)
Pernod Ricard Korea, CEO and President (2001-2005)
Doosan Seagram/Seagram Korea, Executive Vice President, Sales (1998-2001)
SWIT Inc., CEO/Founder
Superlines Inc., Director, Sales/Marketing (1981-1989)
Siemens Korea, Manager, Export Finance (1979-1980)

Seungtaik Baik	Yonsei University, BA in Psychology (1996)	Standing Director
Gravity Co., Ltd., Executive Director, Marketing (Current)
NEOCYON (Joint venture with LG Electronics), CEO (2000-Present)
Young Entrepreneurs Organization (YEO), Local Representative for the Northeast Asia (2004)/President in Korea (2005-Present)